

Mail Stop 3030

August 25, 2010

VIA U.S. MAIL and FACSIMILE (310) 271-2632

Derrick Romine
Chief Financial Officer
Cardo Medical, Inc.
9701 Wilshire Blvd., Suite 1100
Beverly Hills, CA   90212

> **Re: Form 10-K for the fiscal year ended December 31, 2009**
> **Filed September 29, 2008**
> **File No. 000-21419**

Dear Mr. Romine:

We have reviewed your response dated August 12, 2010 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

1. We note your response to prior comment 1. Please tell us how you determined that the family members and business associates of Dr. Brooks mentioned in your response are affiliates of the company as that term is defined in Rule 12b-2. In this regard, it is not clear what impact the lock-up agreements mentioned in your response would have on your calculation, given that it appears the securities each person or class of persons you mention is voting common equity. Cite all authority on which you rely. Also, we note from your response that you applied the same market value calculation when you filed your Form 10-K. To the extent that these shareholders *are* appropriately determined to be your affiliates, please tell us how you determined that you continued to be eligible to use Form S-3 at the time you filed that Form S-3 or when you filed your Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Liquidity and Capital Resources, page 41

2. We reference your response to prior comment 4 that your finished goods products have a shelf life ranging from 8 to 10 years and that your base-level inventories are projected to be consumed between the 1st quarter to the 4th quarter of 2011. Please tell us what you mean by base-level inventories and if there is some inventory that will not be consumed in the next twelve months. In this regard, tell us how you considered that a portion of your inventory should be recorded as long-term in your balance sheet.

****

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. If you have other questions, please contact Louis Rambo at (202) 551-3289 or Geoff Kruczek at (202) 551-3641.

Sincerely,

Brian Cascio
Accounting Branch Chief

Cc: Joshua Weingard, Chief Legal Officer